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

/ / Check this box if no longer                           U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                        Washington, D.C. 20549
continue
See Instruction 1(b).                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                                 Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         LabOne, Inc.
                                                                            X   Director       __ 10% Owner
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(Last) (First) (Middle)   3. IRS or Social         4. Statement for         __  Officer        __ Other
                             Security                 Month/Year                (give title       (specify below)
                             Number of Reporting                                 below)
Grant, W.D.                  Person (Voluntary)       03/2001
-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)          X  Form filed by One Reporting
One Ward Parkway, Suite 130                                                   Person
                                                                          ___ Form filed by More than One
                                                                              Reporting Person
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(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Kansas City, MO 64112
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
1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth       Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                             (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              03/31/2001    J(1)        7,968    A                 897,956             D
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                                                                               851,355             I               (2)
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* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                         PAGE 1 OF 2 PAGES

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(Table Continued)


                FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
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  ==================================================================================================================================


      Explanation of Responses: (1) 3,984 shares were distributed to Mr. Grant and 3,984 shares were distributed to Mr. Grant's wife by four charitable remainder trusts of which Mr. and Mrs. Grant are beneficiaries, and (2) Includes (a) 478,237 shares held by three family trusts for which Mr. Grant, as co-trustee, shares voting and investment power with UMB Bank, N.A.; (b) 295,158 shares held by two family trusts as to which Mr. Grant has the right to direct the voting and disposition of such shares and therefore shares voting and investment powers with the trustee, UMB Bank, N.A. and (c) 77,960 shares owned by Mr. Grant's wife, as to which Mr. Grant disclaims beneficial ownership. Does not include 60,649 shares held by a family trust for Mr. Grant's niece, for which Mr. Grant, as co-trustee, shares voting and investment power with UMB Bank, N.A., as to which shares Mr. Grant does not have a pecuniary interest.



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                  /s/ W.D. Grant by attorney-in-fact Randy Shelton            April 10, 2001
                                                  --------------------------------------------------------    -----------------
                                                  W.D. Grant by attorney-in-fact Randy Shelton                Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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